

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 30, 2018

R. Davis Ravnaas
President and Chief Financial Officer
Kimbell Royalty Partners, LP
777 Taylor Street, Suite 810
Fort Worth, Texas 76102

      Re: Kimbell Royalty Partners, LP
             Information Statement on Schedule 14C
             Filed July 26, 2018
             File No. 001-38005

Dear Mr. Ravnaas:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ John Reynolds

      John Reynolds
      Assistant Director
      Office of Natural Resources